Excellon Resources Inc.

Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019

in thousands of U.S. dollars

(unaudited)

Excellon Resources Inc.

Condensed Consolidated Statements of Financial Position

(unaudited) (in thousands of U.S. dollars)

	Notes	June 30 2020 $	December 31 2019 $
Assets			
Current assets			
Cash and cash equivalents		3,635	6,344
Marketable securities and Purchase warrants	4	3,173	348
Trade receivables		-	2,278
VAT receivables		4,713	4,010
Income taxes recoverable		164	415
Inventories	5	2,963	2,615
Other current assets		730	752
		15,378	16,762
Non-current assets			
Property, plant and equipment	6	22,142	24,818
Mineral rights	3, 7	20,124	2,676
Deferred income tax assets		8,555	10,894
Total assets		66,199	55,150
Liabilities			
Current liabilities			
Trade and other payables	8, 11	8,655	6,700
Credit facility	10	5,944	-
VAT payables		2,272	1,927
Current portion of long-term lease liabilities		420	489
		17,291	9,116
Non-current liabilities			
Long-term lease liabilities		579	788
Provisions	9	1,771	2,243
Deferred income tax liabilities		1,159	811
Total liabilities		20,800	12,958
Equity			
Share capital	7, 11	133,819	114,840
Contributed surplus		29,374	28,730
Accumulated other comprehensive loss		(19,651)	(13,006)
Deficit		(98,143)	(88,372)
Total equity		45,399	42,192
Total liabilities and equity		66,199	55,150

Commitments and contingencies (Note 12)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Approved by the Board	**Director**	**Director**
	"Andre Fortier"	*"Andrew Farncomb"*

2

Excellon Resources Inc.

Condensed Consolidated Statements of Loss and Comprehensive Loss

(unaudited) (in thousands of U.S. dollars, except per share data)

	Notes	Three months ended June 30 2020 $	Three months ended June 30 2019 $	Six months ended June 30 2020 $	Six months ended June 30 2019 $
Revenues	*13*	891	8,674	7,506	13,853
Production costs		(2,641)	(6,797)	(8,120)	(11,409)
Depletion and amortization		(666)	(1,149)	(1,935)	(2,318)
Cost of Sales	*14.a*	(3,307)	(7,946)	(10,055)	(13,727)
Gross Profit (Loss)		(2,416)	728	(2,549)	126
Administrative expenses		(1,155)	(755)	(2,088)	(1,553)
Share-based payments	*11*	(1,137)	(198)	(1,286)	(727)
Amortization		(53)	(75)	(134)	(109)
General and administrative expenses	*14.b*	(2,345)	(1,028)	(3,508)	(2,389)
Exploration		(258)	(967)	(631)	(1,972)
Other income (expense)	*14.c*	968	34	(691)	(240)
Finance income (expense)	*15*	554	(335)	(1,537)	(387)
Loss before income taxes		(3,497)	(1,568)	(8,916)	(4,862)
Income tax recovery (expense)		97	(640)	(855)	(1,131)
Net Loss		(3,400)	(2,208)	(9,771)	(5,993)
Other comprehensive income (loss)					
Items that may be reclassified subsequently to profit and loss:					
Foreign currency translation differences		615	663	(6,645)	1,426
Total other comprehensive income (loss)		615	663	(6,645)	1,426
Total comprehensive loss		(2,785)	(1,545)	(16,416)	(4,567)
Loss per share					
Basic and diluted		$ (0.02)	$ (0.02)	$ (0.08)	$ (0.06)
Weighted average number of shares					
Basic and diluted		145,149,794	99,353,411	128,944,263	99,311,176

The accompanying notes are an integral part of these condensed consolidated financial statements.

3

Excellon Resources Inc.

Condensed Consolidated Statements of Cash Flow

(unaudited) (in thousands of U.S. dollars, except per share data)

	Three months ended		Six months ended	
	June 30 2020 $	June 30 2019 $	June 30 2020 $	June 30 2019 $
Cash flow provided by (used in)				
Operating activities				
Net loss for the period	(3,400)	(2,208)	(9,771)	(5,993)
Adjustments for non-cash items:				
Depletion and amortization	686	1,218	2,009	2,421
Deferred income taxes	(6)	640	839	1,094
Share-based compensation	1,005	198	1,141	727
Post-employment benefits	(117)	41	(74)	81
Rehabilitation provision - accretion	17	27	30	54
Lease liabilities - accretion	17	20	28	30
Interest expense	-	-	180	-
Unrealized loss (gain) on currency hedges	(818)	124	1,019	(50)
Loss on disposal of mineral rights	-	-	188	-
Unrealized loss on warrants liability	-	167	-	354
Other provisions	-	-	-	600
Unrealized loss (gain) on marketable securities and purchase warrants	(1,702)	(18)	(1,683)	(86)
Operating cash flows before changes in working capital	(4,318)	209	(6,094)	(768)
Changes in items of working capital:				
Trade receivables	664	494	2,278	(79)
VAT receivable	(683)	559	(679)	303
Income taxes recoverable	16	(73)	250	(82)
Inventories	(582)	274	(348)	(92)
Other assets	437	(66)	123	(540)
Trade payables	328	866	333	784
VAT payable	250	(442)	345	(297)
Net cash from (used) in operating activities	(3,888)	1,821	(3,792)	(771)
Investing activities				
Purchase of property, plant and equipment	(611)	(1,716)	(3,642)	(2,557)
Cash received on Otis Gold Corp. acquisition	51	-	51	-
Net cash (used) in investing activities	(560)	(1,716)	(3,591)	(2,557)
Financing activities				
Proceeds from Credit Facility	-	-	5,871	-
Issuance of loan to Otis Gold Corp.	-	-	(355)	-
Proceeds from options exercised	116	-	116	-
Proceeds from warrants exercised	8	-	8	6
Repayment of lease liabilities	(17)	(119)	(99)	(216)
Net cash from (used in) financing activities	107	(119)	5,541	(210)
Effect of exchange rate changes on cash and cash equivalents	(466)	279	(867)	515
Increase/(decrease) in cash and cash equivalents	(4,807)	265	(2,709)	(3,023)
Cash and cash equivalents - Beginning of the year	8,442	3,129	6,344	6,417
Cash and cash equivalents - End of the year	3,635	3,394	3,635	3,394
Interest paid	275	8	283	18
Cash paid for income taxes	69	85	148	146

The accompanying notes are an integral part of these condensed consolidated financial statements.

4

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

1.	GENERAL INFORMATION

Excellon Resources Inc. (the “Company” or “Excellon”) is a silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol EXN. Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

On April 2, 2020, the Company announced the temporary suspension of mining, milling and exploration activities at its Mexican operations in accordance with the Mexican Presidential Order to mitigate the spread of COVID-19. The Mexican Government subsequently declared mining an essential service, and companies were permitted to commence activities to restart operations on June 1, 2020, provided they met the COVID-19 guidelines established by the Mexican Government. The Company recommenced mining and exploration activities in June 2020 and concentrate shipments resumed on July 6, 2020.

On April 22, 2020, the Company completed the acquisition of Otis Gold Corp. (“Otis”) by way of a statutory plan of arrangement resulting in Otis becoming a wholly-owned subsidiary of Excellon (Note 3).

Excellon is domiciled in Canada and incorporated under the laws of the province of Ontario. The address of its registered office is 10 King Street East, Suite 200, Toronto, Ontario, M5C 1C3, Canada.

These condensed consolidated financial statements were approved by the Board of Directors on August 13, 2020.

2.	BASIS OF PRESENTATION

a)	Statement of compliance and going concern

The Company prepares its condensed consolidated financial statements in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and note disclosures normally included in the annual financial statements prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the IASB, have been omitted or condensed. These condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2019.

These condensed consolidated financial statements are prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company applies judgement in assessing the future impact of COVID-19 on its business and operations, future commodity prices, and continued access to debt and/or equity financing. Management anticipates that the Company will have sufficient cash resources to fund the next 12 months of planned expenditures and debt obligations.

On July 30, 2020, the Company announced the closing of a C$17.9 million Convertible Debenture private placement financing (Note 20) and payout of its $6 million bridge-loan credit facility (Note 10).

5

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

b)	Summary of significant accounting policies, judgements, and estimates

These condensed consolidated financial statements have been prepared using the same accounting policies, methods of computation, judgements and estimates as the annual consolidated financial statements of the Company as at and for the year ended December 31, 2019, except as noted below.

The business changes as a result of COVID-19 have resulted in changes to short-term mine plans from the temporary suspension of operations in Mexico which include changes to short term budgets and commodity prices. The operations have restarted with no material impacts as a result of the temporary suspension. Management continues to closely evaluate the impact of the COVID-19 pandemic on the Company’s business and logistics.

Also, with regards to the acquisition of Otis in Note 3, the Company adopted the definition of a “business” in line with the new guidance as issued in IFRS 3 (Revised) Business Combinations.

c)	Accounting pronouncements issued but not yet effective

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

6

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

3.	ACQUISITION OF OTIS GOLD CORP.

On April 22, 2020, the Company completed a plan of arrangement to acquire Otis. Otis shareholders received 0.23 of a common share of the Company for each Otis common share held (the “Exchange Ratio”), resulting in the issuance of 40,653,150 Excellon common shares. The acquisition also resulted in outstanding Otis stock options and warrants being converted to Excellon stock options and warrants at the Exchange Ratio, resulting in the issuance of 2,659,477 Excellon stock options (“Replacement Options”) and 1,525,302 Excellon warrants exercisable at C$0.66 until March 29, 2022 (“Replacement Warrants”) (collectively, the “Transaction”).

On closing of the Transaction, Otis assets consisted primarily of mineral properties. As Otis did not have processes capable of generating outputs, Otis did not meet the definition of a business in accordance with IFRS 3 Business Combinations, and as a result the Transaction has been accounted for as an asset acquisition. The value of consideration paid after allocation to the other net assets acquired, was allocated to Otis’ Kilgore and Oakley mineral properties based on their relative fair values on April 22, 2020.

The purchase price has been determined and allocated as follows:

Upon completion of the Transaction, the C$500 loan owed by Otis to Excellon became an intercompany loan and was eliminated on consolidation. Included in transaction costs is an amount of C$856 relating to Otis’ transaction costs incurred, paid by Excellon after closing the Transaction.

The fair value of the common shares issued amounted to $16,370 based on the trading price of the Company’s shares on the issuance date. The fair value of the Replacement Options and Replacement Warrants was determined using the Black-Scholes pricing model with the following assumptions:

7

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

4.	MARKETABLE SECURITIES AND PURCHASE WARRANTS

In 2018, the Company entered into an option agreement to farm-out its Beschefer property to Wallbridge Mining Company Ltd. (“Wallbridge”), receiving an initial consideration of 500,000 Wallbridge Shares (TSX:WM).

On March 17, 2020, the Company entered into an amended agreement to receive an additional 3,000,000 Wallbridge Shares and 500,000 Purchase Warrants to relinquish all interest in the Beschefer Property (Note 7). The Purchase Warrants have a strike price of CAD$1.00 and a term of five years from the date of issuance.

An unrealized gain on revaluation of the Wallbridge Shares and Purchase Warrants of $1,700 was recorded in other income for the three and six months ended June 30, 2020 (gain of $18 and $86 for the three and six months ended June 30, 2019). The fair value of the Purchase Warrants was determined using a Black-Scholes model, risk free rate of 0.4%, Wallbridge share price of CAD$1.11 and volatility of 121% at June 30, 2020.

5.	INVENTORIES

8

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

6.	PROPERTY, PLANT AND EQUIPMENT

(1)	During the six months ended June 30, 2020, the Company incurred $2,707 related to sustaining capital expenditures recorded as assets under construction (June 30, 2019: $1,717). Once these related assets are commissioned, they will be reclassified to their appropriate asset class.

(2)	Unrealized foreign exchange losses on translation of Mexican Peso assets at the period end exchange rate.

9

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

7.	MINERAL RIGHTS

(1)	On March 17, 2020, the Company entered into an agreement with Wallbridge (Note 4) in respect of the Beschefer Option Agreement, whereby the amended Option payments were deemed fully satisfied through the issuance of a total of 3,500,000 Wallbridge Shares and 500,000 warrants to purchase Wallbridge Shares at $1.00 for a period of five years from the date of issuance (collectively, the “Wallbridge Consideration”). In accordance with the Company’s farm-out accounting policy, the initial fair value of the Wallbridge Consideration was credited to the Beschefer Mineral Rights ($1,141) and the loss on disposal ($188) was recorded in profit and loss for the six months ended June 30, 2020.

10

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

(2)	On September 24, 2019 the Company signed an option agreement (the “Globex Agreement”) with Globex Mining Enterprises Inc. (“Globex”) to acquire a 100% interest in the Braunsdörf exploration license for the Silver City Project in Saxony, Germany, pursuant to which the Company agreed to pay total aggregate consideration of CAD$500 in cash and issue Common Shares valued at CAD$1,600 over a period of three years. Upon completion of the payments and common share issuances the Company will grant Globex a gross metals royalty of 3% for precious metals and 2.5% for other metals, both of which may be reduced by 1% upon a payment of CAD$1,500. Additional one-time payments of CAD$300 and CAD$700 will be made by the Company following any future announcement of a maiden resource on the property and upon achievement of commercial production from the project, respectively. The first issuance of 226,837 Common Shares (valued at CAD$225) and the first cash payment (CAD$100) were made on the effective date of the Globex Agreement and recorded as an addition to the mineral rights ($245).

(3)	On April 22, 2020, the Company acquired the Kilgore Gold Project as part of the Otis acquisition (Note 3). The Company has a 100% interest in the Kilgore Gold property located in Clark County, Idaho, which consists of 614 federal lode mining claims unencumbered by any underlying royalties. The Company also acquired a net smelter returns royalty (“NSR”) of 1.0% on production of gold from Revival Gold Inc.’s Arnett Creek project.

(4)	On April 22, 2020, the Company acquired the Oakley Project as part of the Otis acquisition (Note 3). The Oakley Project includes Blue Hill Creek, Matrix Creek, Cold Creek and other properties in Idaho, USA:

●	Blue Hill Creek (“BHC”) - The Company has a 100% interest in the Blue Hill Creek property located in Cassia County, Idaho; the property consists of 44 unpatented federal lode mining claims and an adjacent 80 acre Idaho state lease, subject to a net smelter returns royalty (“NSR”) of 2.0% on production of gold from BHC.
●	Matrix Creek - The Company has a 100% interest in the Matrix Creek property, located in Cassia County, Idaho; the property consists of 61 unpatented federal lode mining claims and a 320 acre mineral lease, subject to a net smelter returns royalty (“NSR”) of 2.0% on production of gold from Matrix Creek. The 2.0% NSR at BHC and Matrix Creek can be purchased for a total of $2,000.
●	Cold Creek and other properties - Cold Creek, located in Cassia County, Idaho, consists of 85 unpatented federal lode mining claims, and 32 other unpatented federal lode mining claims, all located in Cassia County, Idaho and located within the area known as the Oakley Project.

In March 2020, Otis entered into a definitive option agreement with Centerra Gold Inc. (“Centerra”) whereby Centerra may earn up to a 70% interest in the Oakley Project in exchange for total exploration expenditures of $7,000 and cash payments of $550 over a 6 year period. Details are as follows:

●	Centerra can earn a 51% interest in Oakley (the “First Option”) by incurring $4,500 in exploration expenditures and by making cash payments of $250 over a three-year period as follows:
○ Cash payment of $75 (received by Otis) on signing and commitment to spend a minimum of $500 on exploration expenditures in Year One;
○ Cash payment of $75 and $1,500 in exploration expenditures in Year Two; and
○ Cash payment of $100 and $2,500 in exploration expenditures in Year Three.
●	Centerra will then have an option to acquire a further 19% of the Oakley Project, for a total of 70% (the “Second Option”), by incurring an additional $3,000 in exploration expenditures and making a cash payment of $300 over three years.
●	During the term of the Oakley Agreement, Centerra will be the Operator of the project. Excellon will act as Project Manager and will earn 10% of the approved exploration expenditures for technical oversight and project management.
●	Subsequent to either the First Option or the Second Option, at Centerra’s option, the parties shall form a joint venture and fund expenditures going forward on a pro rata basis.
●	Should Excellon’s interest fall below 10% during the joint venture, that interest will automatically convert to a 2% net smelter return royalty that is not subject to a buyback provision.

As at June 30, 2020, Centerra has incurred $187 in qualifying exploration expenditures on the Oakley Project.

11

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

8.	TRADE AND OTHER PAYABLES

The Company’s trade payables comprise accounts payable and accruals as at June 30, 2020. Accounts payable accounted for $4,659 of the $8,655 balance (as at December 31, 2019 – $4,672 of the $6,700 balance), of which $3,491 relate to operations in Mexico. Accruals and other payables of $3,996 (as at December 31, 2019 – $2,028) relate to operating costs, deal advisory, accounting, legal, statutory payroll withholding taxes and forward foreign exchange contracts that are marked to market.

The mark to market on forward foreign exchange contracts resulted in an unrealized gain adjustment of $818 recorded in finance expense during the three months ended June 30, 2020 and an unrealized loss adjustment of $1,019 for the six months ended June 30, 2020 ($124 loss for the three months and $50 gain for the six months ended June 30, 2020) and a corresponding change in other payables resulting in a net liability balance of $569 at June 30, 2020 (December 31, 2019 – $432 asset balance in other payables).

9.	PROVISIONS

(1)	Post-retirement benefits: The Company provides post-retirement benefits supplements as well as leaving indemnities to employees at the Mexican operations. Under Mexican labour law, the Company provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Key financial assumptions used in the above estimate include an annual discount rate of 6.8% (December 31, 2019– 6.8%), annual salary rate increase of 3.75% (December 31, 2019 – 3.75%) and minimum wage increase rate of 5.31% (December 31, 2019 – 5.31%) and the life of mine of approximately four years.

During the quarter the Company paid $453 in termination benefits, of which $113 was recorded against post-retirement benefits and $340 was recorded in profit and loss for the three months ended June 30, 2020.

(2)	Rehabilitation provision: Key financial assumptions used in the above estimate include an annual discount rate of 4.4% (December 31, 2019 – 4.4%), Mexican inflation rate and the life of mine of approximately four years. The total undiscounted amount of estimated cash flows required to settle the Company’s obligations is $1,727 of which $823 relates to the Platosa mine and $904 relates to the Miguel Auza mill.

12

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

10.	CREDIT FACILITY

On March 16, 2020, the Company closed a US$6-million bridge-loan credit facility (the “Credit Facility”) with Sprott Private Resource Lending II (Collector), LP (“Sprott Lending”). The Facility bears interest at 10% per annum, compounded and payable monthly, and is due and payable in full on or before September 14, 2020. In consideration for the Facility, Excellon issued 536,454 Common Shares to Sprott Lending which were recorded in profit and loss as finance costs.

The Credit Facility has been recorded net of deferred financing costs of $129, and interest expense of $200 and $241 was recorded in profit and loss for the three and six months ended June 30, 2020 respectively based on an effective interest rate of 14.31% per annum. The Company repaid the Credit Facility on August 4, 2020 on closing of the Convertible Debenture financing (Note 20).

11.	SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of Common Shares.

Number of shares (000's)	$
Year ended December 31, 2019		
Opening balance	99,205	106,786
Shares issued on exercise of stock options	50	38
Shares issued on exercise of warrants [(1)]	1,851	699
Shares issued from bought deal [(2)]	10,925	6,903
Shares issued in exchange of mineral rights [(3)]	227	169
Shares issued on exercise of RSUs and DSUs	198	245
Balance at December 31, 2019	112,456	114,840
Period ended June 30, 2020		
Opening balance	112,456	114,840
Shares issued on exercise of stock options	276	116
Shares issued on exercise of warrants	12	8
Shares issued on acquisition of Otis Gold Corp [(4)]	40,653	16,370
Shares issued as part of Credit Facility [(5)]	536	180
Shares issued to settle payables [(6)]	2,639	1,213
Shares issued on exercise of RSUs and DSUs	1,191	1,091
Balance at June 30, 2020	157,763	133,819

13

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

(1)	On November 27, 2019, 1,851,046 CAD$0.50 Warrants were exercised for proceeds of CAD$926.

(2)	On August 27, 2019 the Company completed a public equity financing (the “2019 Bought Deal”) of 10,925,000 units (“2019 Public Units”) at a price of CAD$1.06 per Public Unit for gross proceeds of CAD$11,581 (the “2019 Offering”). Each 2019 Public Unit comprised one Common Share and one half-warrant (“$1.40 Warrant”) with each whole warrant entitling the holder to acquire a Common Share at a price of CAD$1.40 for a period of two years ending August 27, 2021. The Company issued 5,462,500 CAD$1.40 warrants. Broker and underwriting fees of CAD$800 were paid in respect of the 2019 Bought Deal.

The net proceeds of CAD$10,510 ($8,000) after transaction costs, were allocated proportionally between the fair values of the Common Shares and the $1.40 Warrants.

(3)	On September 24, 2019, the Company announced the Globex Agreement. The first issuance of 226,837 Common Shares (valued at CAD$225) and the first cash payment (CAD$100) were made on the effective date of the option agreement and recorded as an addition to mineral rights (Note 7).

(4)	On April 22, 2020, the Company completed the Transaction (Note 3). Otis shareholders received 0.23 of a common share of the Company for each Otis common share held (the “Exchange Ratio”), resulting in the issuance of 40,653,150 Excellon common shares valued at the market price of C$0.57 per share.

(5)	On March 16, 2020, the Company closed the Credit Facility. In consideration for the Facility, Excellon issued 536,454 Common Shares to Sprott Lending.

(6)	During Q2 2020, the Company issued 2,639,042 common shares in settlement of certain Otis transaction costs and Mexican payables as approved by the TSX totaling C$1,563. An amount of $74 (C$102) was recorded in other expenses to reflect the difference between the market value of the shares issued and the carrying amount of the payables settled.

The outstanding number and weighted average exercise prices of Stock Options (equity-settled), Purchase Warrants, Deferred Share Units (DSUs”) and Restricted Share Units (RSUs”) are as follows:

14

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

On April 22, 2020, the Company issued 2,659,477 Options and 1,525,302 Warrants in replacement of pre-existing Otis Options and Warrants outstanding at the date of closing of the Transaction (Note 3).

The $1.40 Warrants expire on August 27, 2021 and the $0.66 Warrants expire on March 29, 2022.

Options outstanding and exercisable are as follows:

Compensation expense is recognized over the vesting period of the grant with the corresponding equity impact recorded in contributed surplus. Share-based compensation expense comprises the following:

12.	COMMITMENTS AND CONTINGENCIES

The following table summarizes the Company’s significant commitments as of June 30, 2020:

Excluded above is the Platosa Project Net Smelter Return (NSR) royalty as such payments vary period to period based on production results and commodity prices. The NSR bears a rate of either (a) 1.25% in respect of manto or mineralization other than skarn mineralization or (b) 0.50% in respect of skarn or “Source” mineralization. Payments are made in cash semi-annually.

15

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

Legal contingencies

The Company is defending various legal claims including one against a subsidiary of the Company which is party to an action by a claimant in respect of damages under a property agreement regarding a non-material mineral concession within the Evolución Project. The concession is subject to an exploration and exploitation agreement with purchase option (the “Antigua Agreement”) dated December 3, 2006 between San Pedro Resources SA de CV (“San Pedro”, now a subsidiary of Excellon) and the owner (the “Plaintiff”) that provides, among other things, for a minimum payment of US$2.5 plus value added tax per month and the payment of a 3% NSR royalty. San Pedro has the right to purchase absolute title to La Antigua including the NSR royalty upon payment of US$500. San Pedro was under no contractual obligation to put the mine into production and has not done so. The Plaintiff was awarded damages in the court of first instance in Torreón, Coahuila. Both San Pedro and the Plaintiff appealed the decision to the Second District State Court in the Judicial District of Torreón. That Court confirmed the initial decision but, subsequently, pursuant to an order obtained by the Plaintiff, granted the Plaintiff an award of damages multiple times greater than any income the applicable NSR royalty could produce even in the event of commercial production. San Pedro is appealing this decision to the federal courts of Mexico and believes that the decision is without merit and not supported by the evidence, facts or law. The Company expects the decision in respect of damages is remote and will be reversed and rationalized in the federal court system. There is no impact to the ongoing operations of the business.

13.	REVENUES

Under the terms of the Company’s concentrate sales contracts, lead–silver and zinc-silver concentrates are sold on a provisional pricing basis whereby sales are recognized at prevailing metal prices when the revenue recognition criteria have been met, namely when title, and risks and rewards of ownership, have transferred to the customer. Revenue is recorded net of treatment and refining charges. Final pricing of each delivery is not determined until one or two months post-delivery. The price recorded at the time of sale may differ from the actual final price received from the customer due to changes in market prices for metals. The price volatility is considered an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value by mark-to-market adjustments at each reporting period until settlement occurs, with the changes in fair value recorded to revenues.

During the three months ended June 30, 2020, the Company recognized a positive adjustment to revenues of $23 primarily related to the reversal of the mark-to-market taken at the end of Q1 2020 as receivables were ultimately settled at higher values during the second quarter of 2020 (2019: negative adjustment of $110).

As at June 30, 2020, provisionally priced sales totalled $891 which are expected to settle at final prices during the third quarter of 2020.

During the three and six months ended June 30, 2020, the Company recorded nil and $496 revenues respectively associated with the initial ore milling test under the toll milling arrangement signed with Hecla Mining Company (three and six months ended June 30, 2019: nil).

16

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

The disaggregation of revenue from contracts with customers is as follows:

(1)	Includes provisional price adjustments on current period sales.
(2)	Prior period sales that settled at amounts different from prior period’s estimate.

14.	EXPENSES BY NATURE

(a)	Cost of sales consist of the following:

(1)	Direct mining and milling costs include personnel, general and administrative, fuel and electricity, maintenance and repair costs as well as operating supplies, external services and transport fees.

(2)	Changes in inventories reflect the net cost of ore and concentrate (i) sold during the current period but produced in a previous period (an addition to direct mining and milling costs) or (ii) produced but not sold in the current period (a deduction from direct mining and milling costs).

17

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

(b)	General and administrative expenses consist of the following:

(c)	Other (income) expense consists of the following:

15.	FINANCE EXPENSE (INCOME)

Finance expense (income) comprises the following:

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Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

16.	RELATED PARTIES

The corporate secretary of the Company is a partner in a firm that provides legal services to the Company. During the three and six months ended June 30, 2020, the Company incurred legal services of $7 and $14 respectively (three and six months ended June 30, 2019: $3 and $12 respectively). As at June 30, 2020, the Company had a nil outstanding payable balance (as at December 31, 2019 – $nil).

17.	FINANCIAL INSTRUMENTS

Fair Values of non-derivative financial instruments

All financial assets and financial liabilities, other than derivatives, are initially recognized at the fair value of consideration paid or received, net of transaction costs as appropriate, and are subsequently carried at fair value or amortized cost. At June 30, 2020, the carrying amounts of trade and other payables and other current assets are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

The methods and assumptions used in estimating the fair value of other financial assets and liabilities are as follows:

Embedded derivatives – provisional pricing

Revenues from the sale of metals produced since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and final settlement weights and assays, which result in an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each reporting period until settlement occurs, with the changes in fair value recorded to revenues.

Fair Value Hierarchy

The three levels of the fair value hierarchy are as follows:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 – Inputs that are not based on observable market data

19

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

There were no transfers between levels 1, 2 or 3 during the three months ended March 31, 2020.

Valuation techniques and inputs used to determine fair values include:

●	Marketable securities - the use of quoted market prices or dealer quotes for similar instruments
●	Purchase warrants - based on a Black-Scholes model which uses quoted observable inputs
●	Provisional pricing receivables – key inputs are payable metal and future metal prices, marked-to-market based on a quoted forward price and final settlement weights and assays
●	Forward foreign currency contracts – present value of future cash flows based on the forward exchange rates at the balance sheet date

Risk management policies and hedging activities

The Company is sensitive to changes in commodity prices, foreign exchange and interest rates. The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company addresses its price-related exposures through the use of options, futures, forwards and derivative contracts described below under currency risk.

Economic dependence

The Company has offtake agreements with Trafigura Mexico, S.A. de C.V. (“Trafigura”), a subsidiary within the Trafigura group of companies. The Company believes that because of the availability of alternative processing and commercialization options for its concentrate, it would suffer no material adverse effect if it lost the services of Trafigura.

Credit risk

Credit risk is the risk of unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents. Management believes the credit risk on cash and cash equivalents is low since the Company’s cash and cash equivalents balance are held at large international financial institutions with strong credit ratings.

20

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

The Company is exposed to credit risk from its current customer Trafigura. Accounts receivable are subject to normal industry credit risks and are considered low risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due. To the extent the Company does not believe it has sufficient liquidity to meet these obligations, management will consider securing additional funds through equity or debt transactions. Accounts payable excluding accrued liabilities are due within 90 days or less.

Currency risk

The Mexican peso (MXN) and the Canadian dollar (CAD) are the functional currencies of subsidiaries of the Company and as a result, currency exposures arise from transactions and balance in currencies other than the functional currencies. The Company’s potential currency exposures comprise:

●	translational exposure in respect of non-functional currency monetary items
●	transactional exposure in respect of non-functional currency expenditure and revenues;
●	commodity price risk; and
●	interest rate risk.

A significant portion of the Company’s capital expenditures, operating costs, exploration, and administrative expenditures are incurred in Mexican pesos (“MXN”), while revenues from the sale of concentrates are denominated in US dollars (“USD”). The fluctuation of the USD in relation to the MXN, consequently, impacts the reported financial performance of the Company.

To manage the Company’s exposure to changes in the USD/MXN exchange rate, the Company entered into forward contracts to purchase MXN in exchange for USD at various rates and maturity dates. As at June 30, 2020, forward contracts for the purchase of MXN88 million in exchange for $4.4 million at an average rate of 20.13 MXN/USD, at various maturity dates until February 2021, were outstanding. Subsequent to June 30, 2020 and up to the date of filing these financial statements, the Company settled $1.6 million of these contracts, while $2.8 million remaining outstanding.

The mark to market on forward foreign exchange contracts resulted in an unrealized gain adjustment of $818 recorded in finance expense during the three months ended June 30, 2020 and an unrealized loss adjustment of $1,019 for the six months ended June 30, 2020 ($124 loss for the three months and $50 gain for the six months ended June 30, 2020) and a corresponding change in other payables resulting in a net liability balance of $569 at June 30, 2020 (December 31, 2019 – $432 asset balance in other payables).

21

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

Translational exposure in respect of non-functional currency monetary items

Monetary items, including financial assets and liabilities, denominated in currencies other than the functional currency of an operation are periodically revalued to the functional currency equivalents as at that date, and the associated unrealized gain or loss is taken to the income statement to reflect this risk.

The principal non-functional currency to which the Company is exposed is the United States dollar (USD). Based on the Company’s net financial assets and liabilities in USD as at June 30, 2020, a weakening of the USD against the MXN and CAD functional currencies by 1% with all other variables held constant, would increase/(decrease) net income and equity by approximately $47.

Transactional exposure in respect of non-functional currency expenditure and revenues

Certain operating and capital expenditures are incurred by some operations in currencies other than their functional currency. To a lesser extent, certain sales revenue is earned in currencies other than the functional currency of operations, and certain exchange control restrictions may require that funds be maintained in currencies other than the functional currency of the operation.

At June 30, 2020, the Company has entered into forward exchange contracts to manage short-term foreign currency cash flows relating to operating activities.

Commodity price risk

The nature of the Company’s operations results in exposure to fluctuations in commodity prices. Management continuously monitors commodity prices of silver, lead and zinc.

The Company is particularly exposed to the risk of movements in the price of silver. Declining market prices for silver could have a material effect on the Company’s profitability, and the Company may consider hedging its exposure to silver. The London Silver Spot price average, in USD per ounce, was $16.33 and $16.63 for the three and six months ended June 30, 2020 (three and six months ended June 30, 2019: $14.89 and $15.23). The Company estimates that a 10% increase/decrease in commodity prices during the quarter with all other variables held constant would have resulted in an increase/decrease in net income of approximately $123.

Interest rate risk

Cash and cash equivalents earn interest at floating rates dependent upon market conditions.

18.	CAPITAL MANAGEMENT

The Company’s objectives of capital management are intended to safeguard the entity’s ability to continue as a going concern and to continue the exploration and extraction of ore from its mining properties.

The capital of the Company consists of the items included in shareholders’ equity. Risk and capital management are monitored by the board of directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored, and actions are taken, when necessary, according to the Company’s approved policies.

22

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

19.	SEGMENT REPORTING

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Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019

(in thousands of US dollars, except share and per share data)

20.	SUBSEQUENT EVENTS

Closing of Convertible Debenture financing

On August 4, 2020, the Company closed the private placement (the “Financing”) of secured convertible debentures (the “Debentures”) for total proceeds of C$17,910,000. The proceeds will be used for (i) repayment of the US$6 million bridge loan with Sprott Private Resource Lending II (Collector), LP entered into in connection with the acquisition of Otis Gold Corp., (ii) exploration on the Silver City, Platosa and Kilgore projects and (iii) general corporate purposes.

The Debentures have a term of 36-months and are convertible into common shares (“Common Shares”) of the Company prior to maturity at a conversion price of C$1.06 per Common Share. The Debentures bear interest at an annual rate of 5.75%, payable in cash semi-annually. Interest on the Debentures may alternatively be paid in Common Shares of the Company at the Company’s option based on (i) the 10-day volume-weighted average price of the Common Shares prior to the payment date and (ii) an effective annual rate of 10%. The Debentures are currently secured against the Company’s assets in Mexico through share pledges of the applicable subsidiaries; the security will be registered in Mexico in due course.

On or after the second anniversary of the date of issue and prior to maturity, the Company may accelerate the conversion of the entire issuance of Debentures, provided that the 20-day VWAP of the Common Shares on or after such 24-month anniversary is equal to greater than C$2.50, upon the Company providing the Debenture-holders with 30-calendar days prior written notice of such accelerated conversion.

The purchasers of the Debentures were also issued 281 Common Share purchase warrants (“Warrants”) per C$1,000 principal amount of Debentures. Each Warrant is exercisable at a price of C$1.15 for a period of three years from the date of issuance.

In connection with the Financing, the Company has granted 684,434 Common Share purchase warrants (the “Broker Warrants”) with an exercise price of C$1.15 and a term of 36 months. The Common Shares underlying the Debentures, Warrants and Broker Warrants shall be subject to a four-month hold period following closing of the Financing in accordance with applicable securities legislation. The Company has additionally paid finders’ fees in the amount of C$81,000 to certain parties.

Exercise and expiry of stock options

In accordance with the Otis Stock Option Plan, 651,826 stock options expired on July 22, 2020, 90 days after the closing of the Transaction.

During July 2020, 552,654 stock options were exercised resulting in proceeds of C$273.

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